Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 8 DATED JUNE 9, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of Dividend;
•	Asset Acquisitions; and
•	Updates to the Company’s Redemption Plan.

Declaration of Dividend

On June 8, 2016, Fundrise Equity REIT, LLC (the “Company”) announced a daily distribution of $0.0021917808 per share (the “Q3 2016 Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2016 and ending on September 30, 2016 (the “Q3 2016 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q3 2016 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2016. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment –Jax2 JV LLC

On June 6, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Jax2 JV LLC (the “RSE Jacksonville Controlled Subsidiary”), for a purchase price of $14,455,000, which is the initial stated value of our equity interest in the RSE Jacksonville Controlled Subsidiary (the “RSE Jacksonville Investment”). The RSE Jacksonville Controlled Subsidiary used the proceeds to close on the acquisition of a two separate stabilized garden-style multifamily properties totaling 679 units located Jacksonville, FL, with one asset located at 4083 Sunbeam Road, Jacksonville, FL 32257 (the “Mandarin Property”), and the second asset located at 1251 Beacon Point Drive, Jacksonville, FL 32246 (the “Regency Property”, and, together with the Mandarin Property, the “RSE Jacksonville Properties”). The closing of both the RSE Jacksonville Investment and the RSE Jacksonville Properties occurred concurrently.

The RSE Jacksonville Controlled Subsidiary is managed by the principals of American Landmark Jax2 Management LLC (“Electra”). Electra is a subsidiary of Robbins Electra Management, a partnership formed in April 2015 between two experienced multifamily sponsors, which owns and manages 51 communities with more than 15,000 units.

Pursuant to the agreements governing the RSE Jacksonville Investment (the “RSE Jacksonville Operative Agreements”), our consent is required for all major decisions regarding the RSE Jacksonville Properties. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Jacksonville Investment, as well as certain expense reimbursements, paid directly by the RSE Jacksonville Controlled Subsidiary.

Mandarin Property

The Mandarin Property, which is held through Reserve at Mandarin LLC, a wholly-owned subsidiary of the RSE Jacksonville Controlled Subsidiary, was acquired for a purchase price of approximately $36,000,000. Electra anticipates additional hard costs of approximately $4,889,341 of hard costs to complete the value-add plan, including renovation of 100% of the unrenovated units, and additional soft costs of approximately $1,810,659, bringing the total projected project cost for the Mandarin Property to approximately $42,700,000. To finance the acquisition and renovation of the Mandarin Property, a $27,000,000 senior secured loan, with a twelve (12) year term, was provided by Capital One and Fannie Mae (the “Mandarin Senior Loan”), with the remaining equity contributions to the RSE Jacksonville Controlled Subsidiary being contributed 70% by the Company and 30% by Electra and its affiliates.

As of the closing date, the Mandarin Senior Loan had an approximate 63.2% LTC ratio. LTC, or loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.

The Mandarin Property consists of twenty-five (25) two- and three-story apartment buildings (eight (8) two-story, four (4) two- and three-story, and thirteen (13) three-story) containing 520 dwelling units. Additional buildings include a single-story leasing office/clubhouse, single-story fitness/laundry building, a pool house, and two maintenance buildings. Construction was completed in three phases in the years 1983 (Phase I), 1984 (Phase II), and 1986 (Phase III).

Of the Mandarin Property’s 520 units, 111 had been renovated by April 2016, at an average renovation cost of $4,820 per unit, which has led to an $83 per month average rent increase per unit. At closing, $8,737 per unit was budgeted for the renovation of the remaining Mandarin Property units. The renovation of the Mandarin Property is expected to include resurfaced spray countertops, new cabinet doors and handle pulls, upgraded lighting in the kitchens and baths, goose neck and brushed nickel faucets, black appliance packages, plank flooring in wet areas and throughout units main area on 1st floor units, curved shower rods, and a washer-dryer installed in every unit. In addition, renovations to the exterior and common areas are expected to include a renovated fitness center, clubhouse enhancements, landscaping, and a repurposed laundry room into a pet wash station. The Company has forecasted an increase in rent of $80 per unit per month upon completion of renovation, which the Company believes would result in a projected increase in property value of approximately 30% over a seven year period; however, there can be no assurance that such increase in rent or value will be achieved.

Regency Property

The Regency Property, which is held through Beacon Pointe LLC, a wholly-owned subsidiary of the RSE Jacksonville Controlled Subsidiary, was acquired for a purchase price of approximately $11,000,000. Electra anticipates additional hard costs of approximately $1,428,656 of hard costs to complete the value-add plan, including renovation of 100% of the unrenovated units, and additional soft costs of approximately $771,344, bringing the total projected project cost for the Regency Property to approximately $13,200,000. To finance the acquisition and renovation of the Jacksonville Property, a $8,250,000 senior secured loan, with a twelve (12) year term, was provided by Capital One and Fannie Mae (the “Regency Senior Loan”), with the remaining equity contributions to the RSE Jacksonville Controlled Subsidiary being contributed 70% by the Company and 30% by Electra and its affiliates. As of the closing date, the Regency Senior Loan had an approximate 62.5% LTC ratio. There can be no assurance that the anticipated completion cost will be achieved.

The Regency Property consists of one (1) two-story and six (6) three-story apartment buildings containing 159 dwelling units. In addition, there is one (1) single-story fitness/laundry building and two maintenance sheds. The Regency Property was developed on one (1) generally rectangular-shaped parcel of land totaling approximately 11.83-acres in circa 1985.

Of the Regency Property’s 159 dwelling units, 40 had been renovated by April 2016, at an average renovation cost of $6,750 per unit, which has led to a $70 per month average rent increase per unit. At closing, $7,854 per unit was budgeted for the renovation of the remaining Regency Property units. The renovation of the Regency Property is expected to include resurfaced spray countertops, new cabinet doors and handle pulls, upgraded lighting in the kitchens and baths, goose neck and brushed nickel faucets, black appliance packages, plank flooring in wet areas and throughout units main area on 1st floor units, curved shower rods, and a washer-dryer installed in every unit. In addition, renovations to the exterior and common areas are expected to include clubhouse enhancements, new signage, landscaping enhancements throughout the property including front signage, leasing office and model, and re-purposing the laundry and fitness center into one grand fitness center. The Company has forecasted an increase in rent of $70 per unit per month upon completion of renovation, which the Company believes would result in a project increase in property value of approximately 30% over a seven year period; however, there can be no assurance that such increase in rent or value will be achieved.

With combined senior debt of approximately $32,250,000, and combined total costs of $55,900,000, the RSE Jacksonville Properties projects have a combined LTC of approximately 63.1%. There can be no assurance that the anticipated completion cost will be achieved.

We expect that the Jacksonville region will continue to be one of Florida’s strongest economies given the large military and shipping presence, which lends relative stability in employment over the business cycle. We believe that the area’s low cost of living will continue to position the region in a stable economic climate. These positive trends along with the Jacksonville’s diverse economy have led to steep declines in the unemployment rate. The transportation infrastructure is good and traffic isn’t generally a problem at hours other than peak times. The climate and general affordable cost of living make the area a desirable place to live. Many corporate headquarters call Jacksonville home and new companies are expected to expand into the area. Looking forward, the Jacksonville region should experience moderate growth for the foreseeable future.

General Explanatory Statement to Updated Redemption Plan

On June 8, 2016, we adopted a revised Redemption Plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. The following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in our Redemption Plan.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	Will I have the opportunity to redeem my common shares?

A:

Yes. While you should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor may obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Furthermore, any shareholder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The redemption plan may be changed or suspended at any time without notice. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

Q:	Will there be any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns.

In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given month or calendar quarter, as applicable, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested for common shares that are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested for common shares that are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, requests to redeem common shares that have been continuously held for less than ninety (90) days (i.e., common shares in the Introductory Period) will be given priority to redemptions of common shares that have been continuously held for ninety (90) days or more (i.e., common shares in the Post-Introductory Period). For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first.

We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis. Further, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

OFFERING SUMMARY

Quarterly Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held at least ninety (90) days may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to the Manager prior to the end of such common shares’ Introductory Period; provided, however, such redemption request must be presented to the Company at least 15 days prior to the end of each calendar quarter (e.g., if an investment in common shares settled on March 30, 2016, a redemption request must be delivered to the Manager no later than June 15, 2016). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within 30 days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to fifteen (15) days prior to the end of the calendar quarter in which the redemption request was submitted.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested for common shares that are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested for common shares that are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, requests to redeem common shares that have been continuously held for less than ninety (90) days (i.e., common shares in the Introductory Period) will be given priority to redemptions of common shares that have been continuously held for ninety (90) days or more (i.e., common shares in the Post-Introductory Period). For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Description of Our Common Shares—Quarterly Redemption Plan” for more information.

RISK FACTORS

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a quarterly basis. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we presently intend to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

In addition, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed other than during your Introductory Period. See “Description of Our Common Shares — Quarterly Redemption Plan.”

DESCRIPTION OF OUR COMMON SHARES

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the “Post-Introductory Period”), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after settlement) and the Post-Introductory Period (90 days or more after settlement), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 89 days after settlement	90+ days after settlement
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	25% of shareholder’s shares	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held ninety (90) days or longer may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to the Manager prior to the end of such common shares’ Introductory Period; provided, however, such redemption request must be presented to the Company at least 15 days prior to the end of each calendar quarter (e.g., if an investment in common shares settled on March 30, 2016, a redemption request must be delivered to the Manager no later than June 15, 2016). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within 30 days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to fifteen (15) days prior to the end of the calendar quarter in which the redemption request was submitted.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested for common shares that are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested for common shares that are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, requests to redeem common shares that have been continuously held for less than ninety (90) days (i.e., common shares in the Introductory Period) will be given priority to redemptions of common shares that have been continuously held for ninety (90) days or more (i.e., common shares in the Post-Introductory Period). For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first.

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, in the same priority as noted above for initial requests.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.